

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

Bryan J. Merryman
Chief Executive Officer
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
265 Turner Drive
Durango, CO 81303

Re: ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
Form 8-K filed December 23, 2019
Exhibit 4.1 – Common Stock Purchase Warrant
Exhibit No. 10.1 – Exclusive Supplier Operating Agreement
Exhibit No. 10.2 – Strategic Alliance Agreement
File No. 001-36865

Dear Mr. Merryman:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance